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Filed by IOS Brands Corporation. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: FTD.COM Inc. Commission File No.: 000-26779

        The following memorandum was sent to FTD-member and VSN-member retail florist shops on March 4, 2002:

FTD Member Messaging

        FTD Inc. and FTD.COM announced a definitive merger agreement today that will recombine the two companies into one publicly traded corporation. Upon completion of this transaction, the new company is intended to be renamed "FTD, Inc.," and trade on the Nasdaq National Market under the ticker symbol "FTDI."

        The transaction will create a unified company with one of the world's most powerful global brands, a strong balance sheet and a more flexible structure that will allow us to fully develop the FTD brand across all merchandising categories and distribution channels. Furthermore, the completion of this transaction will provide stockholders of both IOS and FTD.COM with greater liquidity and will better enable the combined company to raise capital and explore growth through strategic acquisitions.

        Throughout this transaction period and following its completion, WE DO NOT ANTICIPATE ANY CHANGES TO YOUR FTD MEMBERSHIP. Going forward, we believe the combined company will be able to extend FTD's historical operating success and further enhance the growth and profitability of its members.

        For specific information regarding the transaction announcement, please see the press release posted on the FTDi.com site.

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FTD Member Messaging